SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

Popular, Inc.

BanPonce Trust I

Popular North America Capital Trust I

Popular Capital Trust I

Popular Capital Trust II

(Name of Subject Companies (Issuer))

Popular, Inc.

(Name of Filing Person (Offeror))

6.375% Non-cumulative Monthly Income Preferred Stock, liquidation preference $25 per share, 2003 Series A

(CUSIP: 733174304),

8.25% Non-cumulative Monthly Income Preferred Stock, liquidation preference $25 per share, Series B

(CUSIP: 733174403),

8.327% Trust Preferred Securities, liquidation amount $1,000 per security (CUSIP: 066915AA7),

6.564% Trust Preferred Securities liquidation amount $1,000 per security (CUSIP: 733186AA8),

6.70% Cumulative Monthly Income Trust Preferred Securities, liquidation amount $25 per security

(CUSIP: 73317W203),

6.125% Cumulative Monthly Income Trust Preferred Securities, liquidation amount $25 per security

(CUSIP: 73317H206)

(Titles of Classes of Securities)

(CUSIP Numbers of Classes of Securities)

Jorge A. Junquera

Senior Executive Vice President

and Chief Financial Officer

Popular, Inc.

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

(787) 765-9800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Donald J. Toumey Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ignacio Alvarez Eduardo J. Arias Pietrantoni Méndez & Alvarez LLP Banco Popular Center, 19th Floor 209 Muñoz Rivera Avenue San Juan, Puerto Rico 00918	Edward F. Petrosky Samir A. Gandhi Edward Ricchiuto Sidley Austin LLP 787 Seventh Avenue New York, New York 10019

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$540,654,065	$30,168.50

*	Estimated solely for the purpose of computing the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock (the “Common Stock”) of Popular, Inc. (“Popular” or the “Company”) for shares of (a) (i) 6.375% Non-cumulative Monthly Income Preferred Stock, Series A issued by Popular (the “Series A Preferred Stock”) and (ii) 8.25% Non-cumulative Monthly Income Preferred Stock, Series B issued by Popular (the “Series B Preferred Stock”) and (b) (i) 8.327% Trust Preferred Securities issued by BanPonce Trust I (the “8.327% Trust Preferred Securities”), (ii) 6.564% Trust Preferred Securities issued by Popular North America Capital Trust I (the “6.564% Trust Preferred Securities”), (iii) 6.70% Cumulative Monthly Income Trust Preferred Securities issued by Popular Capital Trust I (the “6.70% Trust Preferred Securities”), and (iv) 6.125% Cumulative Monthly Income Trust Preferred Securities issued by Popular Capital Trust II (the “6.125% Trust Preferred Securities”). The Series A Preferred Stock and the Series B Preferred Stock are collectively referred to as the “Preferred Stock.” The trust preferred securities described in clause (b) are collectively referred to as the “Trust Preferred Securities.” This amount was calculated based on the market value of shares of the (i) Series A Preferred Stock; (ii) Series B Preferred Stock; and (iii) maximum number of Trust Preferred Securities that could be accepted for exchange assuming 100% of the issued and outstanding shares of Preferred Stock are tendered and accepted for exchange. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of (a) the product of (i) $12.475, the average of the high and low sale prices per share of Series A Preferred Stock on June 26, 2009, and (ii) 7,475,000, the maximum number of shares of Series A Preferred Stock that could be accepted for exchange in the Exchange Offer; (b) the product of (i) $12.505, the average of the high and low sale prices per share of Series B Preferred Stock on June 26, 2009, and (ii) 16,000,000, the maximum number of shares of Series B Preferred Stock that could be accepted for exchange in the Exchange Offer; (c) the product of (i) $480.00, the closing bid quotation for the 8.327% Trust Preferred Security on June 12, 2009, and (ii) 144,000 the maximum number of 8.327% Trust Preferred Securities that could be accepted for exchange in the Exchange Offer; (d) the product of (i) $300.00, the closing bid quotation for the 6.564% Trust Preferred Security on June 15, 2009, and (ii) 250,000 the maximum number of 6.564% Trust Preferred Securities that could be accepted for exchange in the Exchange Offer; (e) the product of (i) $13.790, the average of the high and low sale prices per 6.70% Trust Preferred Security on June 26, 2009, and (ii) 3,806,000, the maximum number of 6.70% Trust Preferred Securities that could be accepted for exchange in the Exchange Offer if (x) the maximum number of shares of Preferred Stock and the maximum number of Trust Preferred Securities other than the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities are tendered and accepted for exchange and (y) the average VWAP (as defined in the Prospectus defined herein) of our Common Stock during the last five trading days ending on the second business day immediately preceding the expiration date of the Exchange Offer was such that the Relevant Price is determined based on the “Minimum Share Price” of $2.50 per share (f) the product of (i) $13.950, the average of the high and low sale price of the 6.125% Trust Preferred Security on June 26, 2009, and (ii) 3,806,000, the maximum number of 6.125% Trust Preferred Securities that could be accepted for exchange in the Exchange Offer if (x) the maximum number of shares of Preferred Stock and the maximum number of Trust Preferred Securities other than the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities are tendered and accepted for exchange and (y) the average VWAP (as defined in the Prospectus defined herein) of our Common Stock during the last five trading days ending on the second business day immediately preceding the expiration date of the Exchange Offer was such that the Relevant Price is determined based on the “Minimum Share Price” of $2.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 5 for fiscal year 2009 equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,712	Filing Party: Popular, Inc.
Form or Registration No.: Form S-4 (File No. 333-159843)	Date Filed: June 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 29, 2009, as amended on July 13, 2009, on July 29, 2009, and on August 4, 2009 (the “Schedule TO”), by Popular in connection with an offer by Popular to exchange newly issued shares of its common stock, par value $0.01 per share (the “Common Stock”), for its outstanding shares of (a) (i) Series A Preferred Stock and (ii) Series B Preferred Stock and (b) (i) 8.327% Trust Preferred Securities of BanPonce Trust I, (ii) 6.564% Trust Preferred Securities of Popular North America Capital Trust I, (iii) 6.70% Trust Preferred Securities of Popular Capital Trust I, and (iv) 6.125% Trust Preferred Securities of Popular Capital Trust II, in each case, on the terms and subject to the conditions set forth in this document and in the Prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and in the related letters of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)).

All information in the Prospectus, including all exhibits and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 4 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Prospectus as amended or supplemented.

Item 12.	Exhibits

1. Item 12 of the Schedule TO is hereby amended to replace exhibit (a)(1)(A) with the following exhibit:

(a)(1)(A)	Prospectus (incorporated by reference to the Prospectus filed on August 7, 2009 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

2. Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(D)	Press Release, dated August 7, 2009, announcing the amendment of certain terms of the Exchange Offer and extension of the expiration date (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 7, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2009

POPULAR, INC.

By:	/s/ Jorge A. Junquera

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)(A)	Prospectus (incorporated by reference to the Prospectus filed on August 7, 2009 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

(a)(1)(B)	Letters of Transmittal (incorporated by reference to Exhibit 99.1(a) and 99.1(b) of Amendment 1 to the Registration Statement on Form S-4 filed on June 29, 2009).

(a)(1)(C)	Letter to Brokers (incorporated by reference to Exhibit 99.3 of Amendment 1 to the Registration Statement on Form S-4 filed on June 29, 2009).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.4 of Amendment 1 to the Registration Statement on Form S-4 filed on June 29, 2009).

(a)(2)(A)	Consent Solicitation Statement, dated June 8, 2009 (incorporated by reference to the Schedule 14A filed on June 8, 2009).

(a)(2)(B)	Consent Solicitation Statement, dated June 29, 2009 (incorporated by reference to the Schedule 14A filed on June 29, 2009).

(a)(3)	Not applicable.

(a)(4)(A)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated June 8, 2009, announcing the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 10, 2009).

(a)(5)(B)	Letter to Shareholders, dated June 8, 2009, (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 10, 2009).

(a)(5)(C)	Press Release, dated July 29, 2009, announcing the extension of the Exchange Offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 29, 2009).

(a)(5)(D)	Press Release, dated August 7, 2009, announcing the amendment of certain terms of the Exchange Offer and extension of the expiration date (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 7, 2009).

(b)	Not applicable.

(d)(1)(A)	Junior Subordinated Indenture, among BanPonce Trust I (currently Popular North America, Inc.), BanPonce Corporation (currently Popular, Inc.) and JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), as Debenture Trustee (incorporated by reference to Exhibit (4)(a) of the Company’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

(d)(1)(B)	Amended and Restated Trust Agreement of BanPonce Trust I, among BanPonce Trust I (currently Popular North America, Inc.), as Depositor, BanPonce Corporation (currently Popular, Inc.), as Guarantor, JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), as Property Trustee, First Chicago Delaware, Inc., as Delaware Trustee, and the Administrative Trustee named therein (incorporated by reference to Exhibit (4)(f) of the Company’s Current Report on Form 8-K (File No. 000-13818) dated and filed on February 19, 1997).

(d)(1)(C)	Form of Capital Security Certificate for BanPonce Trust I (incorporated by reference to Exhibit (4)(g) of the Company’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

(d)(1)(D)	Guarantee Agreement relating to BanPonce Trust I, by and among BanPonce Trust I (currently Popular North America, Inc.), as Guarantor, BanPonce Corporation (currently Popular, Inc.), as Additional Guarantor, and The First National Bank of Chicago, as Guarantee Trustee (incorporated by reference to Exhibit (4)(h) of the Company’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

(d)(1)(E)	Form of Junior Subordinated Deferrable Interest Debenture for BanPonce Trust I (currently Popular North America, Inc.) (incorporated by reference to Exhibit (4)(i) of the Company’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

(d)(1)(F)	Form of Certificate representing the Company’s 6.375% Non-Cumulative Monthly Income Preferred Stock, 2003 Series A (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated and filed on February 26, 2003).

(d)(1)(G)	Certificate of Designation, Preference and Rights of the Company’s 6.375% Non-Cumulative Monthly Income Preferred Stock, 2003 Series A (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated and filed on February 26, 2003).

EXHIBIT NUMBER	EXHIBIT NAME
(d)(1)(H)	Form of Certificate of Trust of each of Popular Capital Trust I, Popular Capital Trust II, Popular Capital Trust III, and Popular Capital Trust IV dated September 5, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 (Registration Nos. 333-108559 and 333-108559-04) filed with the SEC on September 5, 2003).

(d)(1)(I)	Amended and Restated Declaration of Trust and Trust Agreement of Popular Capital Trust I, dated as of October 31, 2003, among the Company, JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.), JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), the Administrative Trustees named therein and the holders from time to time, of the undivided beneficial ownership interests in the assets of the Trust (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(J)	Guarantee Agreement relating to Popular Capital Trust I, dated as of October 31, 2003, between the Company and JP Morgan Chase Institutional Services (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(K)	Certificate of Junior Subordinated Debenture relating to the Company’s 6.70% Junior Subordinated Debentures, Series A due November 1, 2033 (incorporated by reference to Exhibit 4.6 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(L)	Indenture, dated as of October 31, 2003, between the Company and JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(M)	First Supplemental Indenture, dated as of October 31, 2003, between the Company and JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(N)	Global Capital Securities Certificate for Popular Capital Trust I (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

(d)(1)(O)	Form of Junior Subordinated Indenture between Popular North America, Inc., the Company and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

(d)(1)(P)	Certificate of Trust of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(b) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

(d)(1)(Q)	Trust Agreement of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

(d)(1)(R)	Form of Amended and Restated Trust Agreement of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(d) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

(d)(1)(S)	Form of Capital Security Certificate for Popular North America Capital Trust I (incorporated by reference to Exhibit 4(e) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

(d)(1)(T)	Form of Guarantee Agreement for Popular North America Capital Trust I (incorporated by reference to Exhibit 4(f) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

EXHIBIT NUMBER	EXHIBIT NAME
(d)(1)(U)	Amended and Restated Declaration of Trust and Trust Agreement of Popular Capital Trust II, dated as of November 30, 2004, among the Company, JP Morgan Trust Company, National Association (formerly Bank One Trust Company, N.A.), Chase Manhattan Bank USA, National Association (as successor to Bank One Delaware, Inc.), the Administrative Trustees named therein and the holders from time to time, of the undivided beneficial ownership interests in the assets of the Trust (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

(d)(1)(V)	Form of Guarantee Agreement relating to Popular Capital Trust II (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 (Registration No. 333-120340) filed with the SEC on November 10, 2004).

(d)(1)(W)	Certificate of Junior Subordinated Debenture relating to the Company’s 6.125% Junior Subordinated Debentures, Series A due December 1, 2034 (incorporated by reference to Exhibit 4.6 of the Company’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

(d)(1)(X)	Second Supplemental Indenture, dated as of November 30, 2004, between the Company and JP Morgan Trust Company, National Association (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

(d)(1)(Y)	Global Capital Securities Certificate for Popular Capital Trust I (incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

(d)(1)(Z)	Certificate of Designation of the Series B Preferred Stock (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form 8-A filed with the SEC on May 28, 2008 (related to Registration No. 333-135093)).

(d)(1)(AA)	Form of Certificate representing the Series B Preferred Stock (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form 8-A filed with the SEC on May 28, 2008 (related to Registration No. 333-135093)).

(d)(1)(BB)	Warrant dated December 5, 2008 to purchase shares of Common Stock of Popular, Inc. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated December 5, 2008, as filed with the SEC on December 8, 2008).

(g)	Not applicable.

(h)(1)	Opinion of Sullivan & Cromwell LLP (incorporated by reference to Exhibit 8.1 to Amendment 1 to the Registration Statement on Form S-4 filed on June 29, 2009).

(h)(2)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference to Exhibit 8.2 to Amendment 1 to the Registration Statement on Form S-4 filed on June 29, 2009).

(h)(3)	Opinion of Sullivan & Cromwell LLP (incorporated by reference to Exhibit 23.5 to Amendment 2 to the Registration Statement on Form S-4 filed July 10, 2009).

(h)(4)	Opinion of Pietrantoni Méndez & Alvarez LLP (incorporated by reference to Exhibit 23.6 to Amendment 2 to the Registration Statement on Form S-4 filed July 10, 2009).